Schedule 13D


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. inapplicable)




National Vision Inc
(Name of Issuer)




Common Stock
(Title of Class of Securities)




63845P101
(CUSIP Number)

National Vision Inc
296 Grayson Hwy
Lawrenceville, GA 30045
(770) 822-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)




September 28, 2001
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      CUSIP No. 63845P101




      1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Zurich Scudder Investments, Inc  (Tax I.D. 13 3241232)




      2.Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)_____

      (b)_X_



      3.SEC Use Only
 ................................................................




      4.Source of Funds (See Instructions):  SC




      5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .................




      6.Citizenship or Place of Organization:   Delaware


      Number of Shares Beneficially Owned by Each Reporting Person With

      7.Sole Voting Power:  1,264,817

      8.Shared Voting Power:  0

      9.Sole Dispositive Power: 1,264,817

      10.Shared Dispositive Power: inapplicable

      11.Aggregate Amount Beneficially Owned by Each Reporting Person: 1,264,817

      12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) ...........


      13.Percent of Class Represented by Amount in Row (11): 25.3%


      14.Type of Reporting Person (See Instructions): IA



      Item 1.Security and Issuer

The class of equity securities to which this statement on Schedule 13D
(this "Statement") relates is the common stock, par value $0.01 per share (the "Stock"), of National Vision, Inc, formerly known as Vista Eyecare, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 296 Grayson Highway, Lawrenceville, GA 30045.


      Item 2.Identity and Background

Zurich Scudder Investments, Inc (ZSI) is an investment counsel firm, the predecessor of which is Scudder, Stevens & Clark, Inc. Scudder, Stevens &
Clark was established as a partnership in 1919 and reorganized to a corporation on June 28, 1985. On December 31, 1997 Zurich Insurance Company acquired a majority interest in the corporation renaming the corporation Scudder Kemper Investments, Inc. On January 1, 2001, Scudder Kemper Investments,Inc. changed its name to Zurich Scudder Investments, Inc., herinafter referred to as the "Reporting Person".

The principal business address for Zurich Scudder Investments, Inc. is 345 Park Avenue, New York, NY 10154. The corporation is organized in Delaware.

During the last five years, the Reporting Person has neither been convicted in a criminal proceeding, nor has such Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisidiction which resulted in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


      Item 3.Source and Amount of Funds or Other Consideration

On May 31, 2001, National Vision, Inc. emerged from bankruptcy pursuant to their First Amended Joint Plan or Reorganization Under Chapter 11, Title 11, United States Code filed by Vista Eyecare, Inc. (the "Plan"). Pursuant to the Plan and the reorganization, National Vision, formerly Vista Eyecare, issued a total of 5,000,000 shares of Common Stock to their formerly unsecured creditors. As a result, Zurich Scudder received 1,274,817 shares of Common Stock.

      Item 4.Purpose of Transaction

As a result of the Plan implemented upon the Issuer's emergence from bankruptcy, creditors with a large percentage of unsecured debt were offered common stock in exchange for the debt. This transaction was approved for investment purposes.

      Item 5.Interest in Securities of the Issuer

Zurich Scudder is deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended to be the beneficial owner of an aggregate of 1,264,817 share of the Common Stock as a result of the Issuer emerging from bankruptcy pursuant to their First Amended Joint Plan or Reorganization Under Chapter 11, Title 11, United States Code on May 31, 2001 (the "Plan").

Based on the Issuer's Form S-3 filed September 2001, there are 5,000,000 shares of the common stock issued and outstanding as a result of the Plan. The following chart represents the number of shares held by the Reporting Person and the percentage deemed to be beneficially owned by such Reporting Person with sole voting and dispositive power, as calculated pursuant to Rule 13d-3 of the Exchange Act as of September 28, 2001:

------------------------------------------------------------------------------
					Number of		Percentage of
   Reporting Person			Shares Held		Ownership
------------------------------------------------------------------------------
   Zurich Scudder Investments, Inc		1,264,817		25.3%
------------------------------------------------------------------------------

Except as set forth herein, the Reporting Person has not effected any transactions in shares of common stock during the past 60 days.

      Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has entered into a Lock-Up agreement with National Vision wherein the Reporting Person, as an owner of 5% or more of the Stock, has agreed not to sell their Stock for six months, and to sell it only upon the written consent of the Board of Directors for an additional 30 months thereafter. The Reporting Person and the Issuer have also entered into a Registration Rights Agreement obligating the Reporting Person to register their shares of National Vision.


      Item 7.Material to Be Filed as Exhibits

The following exhibits are filed herein:

Exhibit 1. Form S-3 Registration Statement dated September 2001 for National Vision, Inc.

Exhibit 2. Lock-Up Agreement dated May 31, 2001

Exhibit 3. Registration Rights Agreement by and amoung National Vision, Inc. dated May 31, 2001

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





      Date





      Signature



      Robert Rudell, Chief Operating Officer

      Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)








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Last update: 02/22/2000